UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Baker, Jr., Carl
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   10/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     36,956         I  As Beneficiary
Common Stock                                                                                     6,613          I  As Trustee
Common Stock                                                                                     6,050          I  by Corporation
Common Stock                                                                                     8,122          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation                          07/01/02 (1)   A     V   1                                 (2)
Deferred Compensation                          10/01/02       A         2                                 (2)
Non-Qualified Stock Option     $7.716                                                                     04/06/97     04/06/03
(right to buy)
Non-Qualified Stock Option     $8.467                                                                     10/04/95     04/04/05
(right to buy)
Non-Qualified Stock Option     $8.843                                                                     02/08/99     02/08/05
(right to buy)
Non-Qualified Stock Option     $12.464                                                                                 01/23/07
(right to buy)
Non-Qualified Stock Option     $13.892                                                                    10/10/97     04/10/07
(right to buy)
Non-Qualified Stock Option     $14.157                                                                    04/13/00     04/13/10
(right to buy)
Non-Qualified Stock Option     $14.275                                                                    02/01/00     02/01/10
(right to buy)
Non-Qualified Stock Option     $25.760                                                                                 04/11/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation          07/01/02  Common Stock                   1             (3)                       D   Direct
                               (1)
Deferred Compensation          10/01/02  Common Stock                   2             $25.700     219           D   Direct
Non-Qualified Stock Option               Common Stock                   1,328                     1,328         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   999                       999           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,328                     1,328         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,328                     1,328         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   999                       999           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,648                     1,648         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   413                       413           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,100                     1,100         D   Direct
(right to buy)

Explanation of Responses:

(1)
Allocated to Insider's account pursuant to the terms and conditions of the Peoples Bancorp Inc. Deferred Compensation Plan For Direc
tors of Peoples Bancorp Inc. and Subsidiaries.
(2)
Shares are payable subsequent to termination of service pursuant to the terms and conditions of the Peoples Bancorp Inc. Deferred Co mpensation Plan For Directors of Peoples Bancorp Inc. and Subsidiaries.
(3)
Price is determined pursuant to the terms and conditions of the Peoples Bancorp Inc. Deferred Compensation Plan For Directors of Peo
ples Bancorp Inc. and Subsidiaries.

SIGNATURE OF REPORTING PERSON
/S/ By: Charles R. Hunsaker, Attorney-In-Fact
    For: Carl Baker, Jr.
DATE 10/01/02